51-102F3
Material Change Report

Item 1 Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2 Date of Material Change

February 6, 2017

Item 3 News Release

The news release was filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4 Summary of Material Change

The Company reported that a Notice of Civil Claim has been filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP.

Item 5 Full Description of Material Change

Please see attached Schedule “A” dated February 6, 2017.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Mr. Bedo H. Kalpakian, President, (604) 681-1519 ext. 6106

Item 9 Date of Report

February 15, 2017

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SCHEDULE “A”

NEWS RELEASE

Commencement of Civil Claim against 37 Capital Inc.

February 6, 2017 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTCQB: HHHEF). The Company reports that a Notice of Civil Claim has been filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at www.cnsx.ca.

On Behalf of the Board,

37 Capital Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President, CEO & CFO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

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